Mail Stop 4561

April 24, 2009

Via facsimile to (949) 725-4100 and U.S. Mail

Marc G. Alcser
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

Re: **En Pointe Technologies, Inc.**
Schedule 13E-3 filed March 27, 2009
Amendment No. 1 to Schedule 13E-3 filed March 27, 2009
File No. 005-49679

Schedule 14A filed March 27, 2009
File No. 000-28052

Form 10-K for the Fiscal Year Ended September 30, 2008
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008
File No. 000-28052

Dear Mr. Alcser:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2.   Please mark your preliminary proxy statement and form of proxy as "preliminary," in accordance with Rule 14a-6(e) under the Exchange Act.

Summary Term Sheet

3.   Please revise your summary and Questions and Answers sections to delete duplicative disclosure and to provide only material information. For further guidance, see Item 1001 of Regulation M-A.

4.   You state on page 1 that you refer to Parent, Merger Sub and Mr. and Mrs. Din and their adult children, Mediha Din and Ali Din, and each of their respective affiliates, collectively, as the "continuing stockholders." Please clarify the statement so the reference to "continuing stockholders" is used consistently throughout the filing. For example, on page 2 you refer to the "continuing stockholders' ownership of Parent and beneficial ownership of Merger Sub." Also, please confirm that you have disclosed all of the affiliates of the continuing stockholders.

Questions and Answers About the Merger and the Special Meeting, page 7

How do I vote?, page 9

5.   Please clarify in this section that stockholders may also vote their shares in person at the special meeting as an alternative to submitting a proxy card.

Can I vote by telephone or electronically?, page 10

6.   You have made provision for stockholders to vote by telephone and/or using the Internet, but neither your proxy statement nor your proxy card contain instructions on how to vote by these means. Please disclose the Internet voting procedures in the filing and revise the proxy card. See Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations on Proxy Rules and Schedule 14A, which can be found on our website at www.sec.gov.

Do stockholders have appraisal rights?, page 11

7.   Please clarify in this section and on page 80 that stockholders must continue to hold their
        shares until the consummation of the merger in order to exercise appraisal rights under
        Delaware General Corporation Law.

Special Factors, page 12

Background of the Merger, page 12

8.   Please describe the duties of the special committee, the scope of its authority, and the
        period during which it served.

9.   We note the disclosure at the bottom of page 12 that Mr. Din believed he was "best
        positioned to present the most attractive acquisition alternative" to the company. Given
        that this proposal appears to have been the only one considered by the company, please
        clarify your disclosure.

10.   Please advise us as to the reasons that led to the resignation of Mansoor Shah, M.D. from
        the special committee and whether the personal reasons for his departure were related to
        the transaction. Also tell us why the board chose not to replace Dr. Shah and instead
        decrease the number of special committee members from three to two.

11.   We note your brief disclosure of the FMV Opinions presentation on September 25, 2008
        and similar description with respect to the Janney Montgomery presentation on October
        31, 2008. Please ensure that the filing persons have described in their disclosure, in
        sufficient detail, and filed as exhibits all materials prepared by FMV Opinions, Inc. in
        connection with its fairness opinion and Janney Montgomery, including draft opinions,
        reports or appraisals provided to your board of directors and any summaries of
        presentations made to your board of directors, such as the financial, economic and market
        data and discount studies. This requirement applies to both preliminary and final reports,
        and would, for example, include FMV Opinion's board presentation on September 25,
        2008 as well as the one on March 11, 2009 and Janney Montgomery's presentations on
        October 31 and December 24, 2008. To the extent the materials listed above differ from
        the opinions, reports or appraisals delivered to the special committee or board of directors
        or other filing persons, please describe them in your disclosure. See Item 1016(c) of
        Regulation M-A.

12.   Please explain the revisions that FMV Opinions made on November 10, 2008 to its
        indicative valuation range such that it changed from $2.80-$3.90 to $3.10-$4.38.

13.   We note that the company did not discuss the possibility of "go shop" period until February 2009 even though Mr. Din appears to have provided his initial indication of interest in August 2008. Please revise your disclosure to explain.

14.   We note the entry for March 10, 2009 in which you disclose that FMV Opinions indicated it may be able to provide a fairness opinion given the price of $2.50/share. We also note prior similar disclosure. Please revise to clarify whether the special committee attempted to obtain the best possible price for the company's security holders or was simply trying to obtain a price that would allow a financial advisor to issue a fairness opinion.

15.   Please update your disclosure with respect to the go-shop period that began on March 11, 2009.

Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors, Fairness of the Merger, page 19

16.   Please provide disclosure that explains why the company is undertaking the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

17.   Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated security holders. On page 20 you state that the special committee has determined that the "merger, the merger agreement and other transactions contemplated by the merger agreement, are substantively and procedurally fair to and in the best interests of En Pointe and the non-continuing stockholders." Please revise the entire proxy statement, including this disclosure, to provide the special committee's fairness opinion with respect to the unaffiliated stockholders alone. We note that your directors and executive officers are affiliates of the company.

18.   We note the bullet point on page 21 that addresses your historical results of operations, financial condition, assets, liabilities, etc. Please explain what about each of these items supported the fairness determination.

19.   We note your discussion of procedural safeguards on page 22 pursuant to Item 1014(b) of Regulation M-A. Although the advice and assistance provided by the independent legal and financial advisors appear to provide substantive safeguards to unaffiliated stockholders, it is unclear how the engagement of these advisors provided procedural safeguards. Please revise or advise.

20.   Your disclosure suggests that your special committee did not fully consider certain factors listed in Instruction 1 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. Please expand your disclosure to further explain why net book value and liquidation value are not indicative of the value of the

company. You state the special committee's belief that liquidation value would be less than going concern value, but you disclose that the special committee did not calculate a liquidation value, so the basis for this belief is unclear. Similarly, you state that the special committee believed that the company's net book value is indicative of historical costs and performance, but it is not clear how this precludes a relevant comparison. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

21.   We note your statement that the special committee considered possible alternatives to a sale, including continuing to operate as a small independent public company, conducting a stock repurchase, or undertaking a recapitalization and the potential risk, rewards, and uncertainties associated with those alternatives. Please expand your disclosure to include the special committee's discussion of those potential risks, rewards, and uncertainties and to provide the disclosure required with respect to alternative transactions. See Items 1013(b) and 1014(b) of Regulation M-A.

22.   We note your reference to "arm's-length negotiations" between the parties on page 22. This disclosure is inconsistent in the context of a related party transaction and your reference should be removed.

23.   If a filing party relied upon the analysis of another, or the financial advisor, that party must expressly adopt the conclusion and analyses of the other. A filing person cannot insulate itself from liability by relying upon the summary of a financial advisor's analyses that, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. In this regard, it appears that the special committee considered the fairness opinion of FMV Opinions, Inc. and the board made a determination based on the special committee's recommendation. To the extent the special committee or the board relied on FMV Opinion Inc.'s analyses and did not perform its own, the special committee and the board must specifically adopt the analyses and conclusions of the financial advisor. Please revise. Alternatively, the special committee may adopt the financial advisor's analyses and conclusions while the board may adopt the special committee's analyses and conclusions.

Opinion of FMV Opinions, Inc., page 25

24.   The discussion of FMV Opinion, Inc.'s opinion contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. Describe the purpose of each analysis and why particular multiples, rates, ratios were chosen for analysis. We note in particular that your disclosure does not address in other

than the most general terms how the financial advisor determined to use a weighted average cost of capital ranging from 14% to 16% in performing the discounted cash flow analysis.

25.   Please explain the difference between the analyses disclosed in pages 28-34 and those in pages 34-39. Are the latter subsets of the former?

26.   Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM EBITDA, consensus analyst forecasts of EBITDA in each Guideline Public Companies Method, including En Pointe, (ii) the data from each transaction that resulted in the multiple disclosed on page 31 with respect to each Industry Acquisitions Method, and (iii) for each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

27.   We note that your financial advisor considered three different valuation methods in providing its fairness opinion. Please revise your disclosure to explain the assumptions made under each method. For example, disclose the basis for choosing the companies or transactions that are part of the comparison in the Guideline Public Companies Method and the Industry Acquisition Method. Also, explain how the Discounted Cash Flow Method supports the fairness opinion, as it appears that the merger consideration of $2.50 is outside the $2.66 to $3.02 range of the indicative per share value calculated by this method. As two final examples, you should:

* disclose why the financial advisor selected ranges for the Industry Acquisitions Method that were not only below the median, but below the lowest value arrived at in that survey; and

* disclose how the financial advisor determined that the latest available selected ranges for Enterprise Value/EBITDA and Enterprise Value/Revenue in the Industry Acquisitions Method were "not meaningful."

28.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than the continuing stockholders instead of all of the unaffiliated security holders.

Position of the Continuing Stockholders as to the Fairness of the Merger, page 40

29.   You appear to state that the continuing stockholders adopted the findings and conclusions of the board as it relates to the procedural fairness of the transaction. Please state clearly whether the continuing stockholders have adopted the analyses and conclusions of the

board relating to both the procedural fairness and substantive fairness of the transaction to unaffiliated stockholders.

30.   Please provide the disclosure required by Item 1015(b)(2)-(6) of Regulation M-A with respect to Janney Montgomery.

Effects of the Merger, page 43

31.   You state that the "directors of Merger Sub will become directors of the surviving corporation and the current officers of En Pointe will become the officers of the surviving corporation." Please clarify to explain that Mr. Din is the sole director and executive officer of Merger Sub as you disclose on page 90. Disclose whether the compensation to be received by your officers and directors will increase as a result of this transaction and whether there will be any material alterations to the existing executive employment agreements. Also disclose whether there are any change-of-control provisions in the employment agreements of the executive directors that would be triggered by the transaction.

Financing of the Merger, page 47

32.   Please provide an update with respect to the GE Capital commitment letter, which we note expires on April 30, 2009.

Projected Financial Information, page 53

33.   We note your disclosure on page 14 that FMV Opinions received revised projections. Please revise your disclosure to include all projections given to FMV Opinions and explain the differences between each set of projections.

Solicitation of Proxies, page 62

34.   We note that proxy solicitation may occur by personal interview, mail, email, telephone, facsimile, or other means of communication. Please tell us if you plan to solicit proxies via the Internet. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Estimated Fees and Expenses of the Merger, page 57

35.   Please provide a reasonably itemized statement of the $400,000 in expenses incurred by Parent and Merger Sub in connection with the transaction, of which En Pointe Technologies has agreed to pay $150,000 under the merger agreement.

The Merger Agreement, page 64

36. We note your disclosure on page 64 that the merger agreement "is not intended to provide any other factual information" about you or the other parties to the merger agreement. To the extent the disclosure in the merger agreement has changed or is no longer accurate, you have an obligation to revise your public disclosure. Please revise as appropriate. This comment also applies to similar language contained in the Form 8-K you filed on March 17, 2009.

Important Information Regarding En Pointe, page 83

Summary Financial Information, page 85

37. It appears that you have not disclosed the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A. Further, tell us why you have not provided pro forma information pursuant to Item 1010(b) of Regulation M-A.

Directors and Executive Officers of En Pointe, page 83

38. Please provide all of the biographical information required under Item 1003(c)(2) of Regulation M-A. For example, the biography of Attiazaz ("Bob") Din does not appear to include his positions with Din Global Corp. and ENP Acquisition, Inc. As a further example, you disclosed in the Form 10-K/A filed on January 28, 2009 that Naureen Din was a director of Dominguez Channel, LLC, but this information does not appear in the proxy statement.

Important Information Regarding Parent, Merger Sub and the Other Continuing Stockholders, page 90

39. Please provide all the biographical information required under Item 1003(c)(1) of Regulation M-A regarding two filing persons, Mediha Din and Ali Din. Include the name and address of employment and the start and end dates of each position for the past five years.

Form of Proxy

40. Please consider including the amount of consideration to be received by non-continuing stockholders in Item 1 of the proxy card.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 23

41.   We note you indicate that the decrease in your accounts receivable during fiscal 2008 was caused by a large decrease in the number of days' sales outstanding. Please clarify for us how a decrease in DSOs caused a decrease in your accounts receivable. Additionally, please tell us in reasonable detail why your DSOs decreased by such a large amount during fiscal 2008 and describe to us the specific impact the sale of the services business had on your accounts receivable and DSOs at September 30, 2008.

Item 9A(T). Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 25

42.   We note that management has not completed its assessment of internal control over financial reporting as of September 30, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. We ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

43. Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

44. Additionally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

45. Finally, please note that the failure to complete management's assessment adversely affects the company's and its stockholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4 Other Income – Gain on Sale of Service Business, page F-15

46. Your Form 8-K filed July 15, 2008 indicates that your receipt of the cash and shares delivered by Allied Digital Services into escrow is contingent on EPGS reaching a targeted revenue amount for the 12 month period ending June 30, 2009. In light of this contingency, please clarify for us why the value of the escrowed ADSL shares was considered in calculating the gain on sale of EPGS. As part of your response, tell us whether any EPGS assets or liabilities were transferred to ADSL at the closing date and, if so, how such transfer impacted your calculation of the gain.

Exhibits

47. You state on page 10 that your products and services purchased from the top five suppliers in fiscal year 2008, 2007, and 2006 account for 67%, 57% and 67% of your aggregate purchases. You also state on page F-12 that your purchases from the company's three largest vendors during the years ended September 30, 2008, 2007, and 2006, comprised, 57%, 49%, and 51%, respectively, of its total purchases of product. It appears that you may be substantially dependent upon these suppliers and vendors. Please tell us why you have not filed any supplier or vendor agreements under Item 601(b)(10) of Regulation S-K.

48.   Please tell us why you have not filed the 1996 Stock Incentive Plan pursuant to Item 601(b)(10)(iii) of Regulation S-K. We note that the plan expired in 2006 but that there are still over 1 million shares in the 1996 Stock Incentive Plan to be issued upon the exercise of outstanding options, warrants, and rights as of September 30, 2008. Please advise.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008

Item 11. Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

49.   Please provide a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table. We note that you provide some of this information in the Compensation Discussion and Analysis section, but do not disclose the material terms of the non-equity incentive award. You state that bonus incentives of 100% for the June quarter and 145% for the September quarter were paid out for reaching minimum profitability ranges. Please disclose the target bonuses for each executive officer and tell us why you have not disclosed the profitability ranges upon which the bonuses were awarded.

50.   Disclose any material change of control provisions in the employment agreements with Javed Latif and Robert Mercer.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Condensed Consolidated Statements of Cash Flow

51.   We note your condensed consolidated statements of cash flows end with the total increase in cash for the periods presented. Please tell us how you have considered the requirements of paragraph 26 of SFAS 95.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, file a revised preliminary proxy statement and revised Schedule 13E-3. Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have questions or comments please contact Jan Woo at (202) 551-3453. If you require further assistance, you may contact David L. Orlic at (202) 551-3503 or me at (202) 551-3619. For questions regarding comments on the financial statements and related matters on the Form 10-K, please contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Senior Staff Accountant, at (202) 551-3299.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions